Exhibit 99.1

Missfresh Announces Receipt of Nasdaq Listing Determination;

Company to Request Hearing

BEIJING, June 12, 2023—Missfresh Limited (NASDAQ: MF) (“Missfresh” or the “Company”) today announced that on June 6, 2023, the Listing Qualifications Department (the “Staff”) of The Nasdaq Stock Market LLC (“Nasdaq”) notified the Company that the Staff had determined to delist the Company’s American Depositary Shares (“ADSs”) from Nasdaq unless the Company timely requests a hearing before the Nasdaq Hearing Panel (the “Panel”). The Company plans to timely request a hearing before the Panel as well as a further stay of any suspension action pending the ultimate conclusion of the hearing process.

On December 5, 2023, the Staff notified the Company that it no longer satisfied the minimum $10,000,000 stockholders’ equity requirement for continued listing on The Nasdaq Global Market, as set forth in Nasdaq Listing Rule 5450(b)(1)(A). The Staff subsequently granted the Company an extension to regain compliance with that requirement, through June 5, 2023. The Company did not regain compliance with the stockholders’ equity requirement by June 5, 2023, which resulted in the Staff’s issuance of the June 6, 2023 letter.

Additionally, on May 18, 2023, the Staff notified the Company that it did not satisfy Nasdaq Listing Rule 5250(c)(1) due to its failure to timely file the Form 20-F for the fiscal year ended December 31, 2022 with the Securities and Exchange Commission (the “SEC”). The Staff’s June 6, 2023 letter indicated that the Company should address the concern of filing delinquency with the Panel.

There can be no assurance that the Panel will grant the Company’s request for continued listing or that the Company will be able to evidence compliance with the applicable listing criteria within any extension of time that may be granted by the Panel following the hearing.

Safe Harbor Statement

This announcement contains statements that may constitute “forward-looking” statements which are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs, plans, and expectations, are forward-looking statements. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends, which involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: adverse changes in general economic or market conditions; potential changes in laws, regulations and governmental policies or changes in the interpretation and implementation of laws, regulations and governmental policies that could adversely affect the industries in which Missfresh or its business partners operate, including, among others, initiatives to enhance supervision of companies listed on an overseas exchange and tighten scrutiny over data privacy and data security; natural disasters and geopolitical events; and intensity of competition. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Missfresh Limited

Investor Relations

Tel: +86 (10) 5954-4422

Email: ir@missfresh.cn

The Piacente Group, Inc.

Jenny Cai

Tel: +86 (10) 6508-0677

E-mail: missfresh@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: missfresh@tpg-ir.com

2